NEXA RESOURCES ANNOUNCES EXPIRATION AND RESULTS OF ITS ANY AND ALL CASH TENDER OFFERS FOR NOTES DUE IN 2027 AND 2028

Luxembourg, April 4, 2025 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: “NEXA”) announces today the expiration and results of its previously announced offer to purchase for cash (the “Tender Offers”) for any and all of its outstanding (i) 5.375% senior unsecured guaranteed notes due 2027 (the “2027 Notes”); and (ii) 6.500% Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the “Notes”), issued by Nexa and guaranteed by Nexa Resources Cajamarquilla S.A., Nexa Resources Perú S.A.A. and Nexa Recursos Minerais S.A. (together, the “Guarantors”).

The Tender Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated March 31, 2025 (the “Offer to Purchase”).

As of 5:00pm (New York City time) today (the “Expiration Date”) according to information received from D.F. King & Co., Inc., the information and tender agent for the Tender Offers, (the “Tender and Information Agent”), (i) US$104,987,000.00, or approximately 48.72%, of the principal amount outstanding of 2027 Notes was validly tendered, and not validly withdrawn; and (ii) US$289,279,000.00, or approximately 72.23%, of the principal amount outstanding of 2028 Notes was validly tendered, and not validly withdrawn, with an additional US$5,911,000.00 in aggregate principal amount of 2028 Notes tendered pursuant to the guaranteed delivery procedures.

The following table sets forth certain information relating to the Tender Offers, including the principal amount Notes validly tendered, not validly withdrawn, and accepted for purchase.

Title of Security	CUSIP	ISIN	Principal Amount Outstanding Prior to the Tender Offers	Principal Amount Validly Tendered and Not Validly Withdrawn at or Prior to the Expiration Date(1)	Principal Amount Following the Tender Offers	Tender Offer Consideration(2)
5.375% Notes due 2027	91832C AA4/ P98118 AA3	US91832CAA45/ USP98118AA38	US$215,500,000.00	US$104,987,000.00	US$110,513,000.00	US$1,015.00
6.500% Notes due 2028	65290D AA1/ L67359 AA4	US65290DAA19/ USL67359AA48	US$400,500,000.00	US$289,279,000.00	US$111,221,000.00	US$1,041.25

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(1) Not including Notes tendered pursuant to the guaranteed delivery procedures.

(2) The amount to be paid per US$1,000.00 principal amount of the applicable Notes validly tendered and accepted for purchase. In addition, Accrued Interest (as defined herein) will be paid in each case.

The deadline for holders of Notes to tender their Notes in the Tender Offers was the Expiration Date. Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) must be delivered by the Guaranteed Delivery Expiration Date (as defined in the Offer to Purchase). Accordingly, Notes that have been validly tendered and not validly withdrawn may no longer be withdrawn, except as required by applicable law.

Holders who validly tendered and did not validly withdraw their 2027 Notes on or prior to the Expiration Date or the Guaranteed Delivery Expiration Date, as applicable, will be eligible to receive the total consideration of US$1,015.00 per US$1,000.00 principal amount of Notes tendered (the “2027 Tender Offer Consideration”).

Holders who validly tendered and did not validly withdraw their 2028 Notes on or prior to the Expiration Date or the Guaranteed Delivery Expiration Date, as applicable, will be eligible to receive the total consideration of US$1,041.25 per US$1,000.00 principal amount of Notes tendered (the “2028 Tender Offer Consideration”).

The settlement date of the Tender Offers is expected to occur within three business days following the Expiration Date, on April 9, 2025, or as promptly as practicable thereafter (the “Settlement Date”).

The applicable Consideration will be paid together with accrued and unpaid interest on the Notes from the last interest payment date preceding the Settlement Date to, but not including such Settlement Date (“Accrued Interest”). All Notes accepted for purchase in the Tender Offers will cease to accrue interest on the Settlement Date, unless Nexa Resources defaults in the payment of amounts payable pursuant to the Tender Offers. Any Notes not tendered or accepted for purchase shall continue to accrue interest.

Nexa Resources has engaged Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. For questions regarding the terms of the Tender Offers, please contact: Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Itau BBA USA Securities, Inc. at +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), and Santander US Capital Markets LLC at +1 (855) 404-3636 (toll free) or +1 (212) 350-0660 (collect).

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of acceptance of the Offer to Purchase. Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission, nor any regulatory authority of any other country has approved or disapproved of the Tender Offers, passed upon their merits or fairness, or confirmed the adequacy or accuracy of the disclosure in the Offer to Purchase.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life underground polymetallic mines, two located in the Central Andes region of Peru, and two located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also owns and operates one low-cost polymetallic open pit mine, also in the Central Andes region of Peru, and three smelters, two located in the state of Minas Gerais in Brazil (Três Marias and Juiz de Fora), and one, located in Lima, which is Cajamarquilla, the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements

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are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

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We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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